FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.

COMMISSION FILE NO. 001-31468

QUESTIONS & ANSWERS REGARDING ENDURANCE’S ACQUISITION OF MONTPELIER

1.	Why is Endurance acquiring Montpelier?

The acquisition of Montpelier provides both financial and strategic benefits:

Financially, we expect to deliver immediate accretion to earnings per share and ROE based on achieving meaningful transaction synergies after non-recurring one-time costs. The combined company will have $3.6 billion of gross written premiums, with additional capabilities that we will actively leverage to generate stronger premium growth over time. In addition, this transaction will grow Endurance’s common shareholders’ equity to $4.1 billion and total capital to $5.5 billion.

Strategically, the transaction will create a larger, more efficiently scaled organization with an enhanced global market presence. Montpelier provides us a good-sized and scalable Lloyd’s syndicate to further accelerate our growth in London, a property catastrophe business that complements our current reinsurance book of business, and access to an established third party capital management franchise. Montpelier has a disciplined approach to underwriting and a conservative reserving philosophy, consistent with Endurance’s strong risk management culture.

2.	What is Montpelier’s current structure?

Montpelier is organized in three main businesses: 1) Montpelier Re, which is a Bermuda-based reinsurer that specializes in short-tail U.S. and international catastrophe and specialty treaty reinsurance on both an excess-of-loss and proportional basis; 2) Montpelier at Lloyd’s (Syndicate 5151), which underwrites property insurance and reinsurance, engineering, marine hull and liability, cargo and specie and specialty casualty classes; and 3) Blue Capital, an established third-party capital management franchise.

3.	How much overlap is there between the companies’ business?

There is overlap in our property catastrophe reinsurance businesses, but the approach taken by Montpelier in this business is similar to our own. Elsewhere, there is limited overlap in our reinsurance businesses. Montpelier’s insurance business has been primarily through their Lloyd’s syndicate which, along with our global underwriting expertise, should enable us to substantially accelerate the development of our international insurance and reinsurance operations, particularly in London. With our high quality underwriting talent, we would expect to meaningfully expand and diversify the Lloyd’s business. Finally, Montpelier’s established collateralized reinsurance platform provides Endurance with a natural introduction to the business of managing insurance and reinsurance investment products for third-party capital investors.

4.	What are the specific benefits for Endurance? How is it good for our employees?

For our employees, this transaction represents a strategic opportunity to enhance our catastrophe reinsurance business and to broaden our capabilities through the addition of a good-sized and scalable Lloyd’s franchise and third party capital partnerships. We expect these strategic benefits, along with our enhanced capital position, will enable us to grow our business and strengthen our competitiveness.

5.	How will the new management and board of directors be structured?

Endurance’s senior management team will lead the combined company from our current Bermuda headquarters. Endurance’s Board of Directors will be expanded at closing to include three of Montpelier’s current directors.

6.	Will there be any effect on employment levels at Endurance?

We expect the transaction to help accelerate the combined company’s growth, which we believe will generally lead to more total employment opportunities over time.

7.	What should I tell clients and brokers who ask about the transaction?

We encourage you to highlight the benefits to our clients and brokers, including:

- A larger and stronger capital position for the combined company;

- Access for our clients to a greater breadth of product offerings;

- Access to industry-leading underwriting talent across the combined company; and

- Enhanced relationships with our distribution network as a result of stronger market relevance and expanded product offerings.

For those in regular contact with the broker community, we are also making available a talking points document for your reference.

8.	What are the next steps for the transaction? How long will it take?

Endurance and Montpelier will file a joint proxy statement/prospectus seeking shareholder approval for the transaction. At the same time, we will work toward the necessary regulatory approvals. We expect to close the transaction in the third quarter of 2015 and substantially integrate operations shortly afterward. We expect Montpelier’s approach to their business and straightforward organizational structure to make for a smooth and efficient integration process.

9.	Do you anticipate any difficulty receiving approval for the transaction from Endurance or Montpelier shareholders? What about rating agencies or regulators?

We believe the shareholders of both Endurance and Montpelier will recognize the value created by the transaction and support it. We have spoken with our rating agencies and key regulatory bodies, and we are confident that they will be supportive of the transaction.

10.	What should I do if I’m approached by the media?

You should tell anyone from the media that you are not authorized to speak about the transaction, and refer any media calls to Ellen Erhardt, SVP, Marketing and Communications.

Cautionary Note Regarding Forward-Looking Statements

This material may include, and Endurance Specialty Holdings Ltd. (“Endurance”) may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier Re Holdings Ltd. (“Montpelier”) (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014.

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration. The proposed merger will be submitted to shareholders of Montpelier for their consideration. This material is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed merger.

This material does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED ACQUISITION WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and Montpelier and their directors and executive officers are deemed to be participants in any solicitation of Endurance and Montpelier shareholders in connection with the proposed merger. Information about Endurance’s directors and executive officers is available in Endurance’s definitive proxy statement, dated April 9, 2014, for its 2014 Annual General Meeting of Shareholders and Form 8-K dated November 26, 2014. Information about Montpelier’s directors and executive officers is available in Montpelier’s Definitive Proxy Statement, dated March 26, 2014, for its 2014 Annual General Meeting of Shareholders and Form 8-K, dated May 15, 2014.